FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
     For the month of January, 2007
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Notice Regarding Revised Full-Year Financial Forecast for Subsidiary e-System Corporation

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date January 23, 2007	By	/s/ Hiroshi Kawashimo

(Signature)*

Hiroshi Kawashimo
General Manager, Finance Division
Canon Inc.
*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Notice Regarding Revised Full-Year Financial Forecast for Subsidiary e-System Corporation

January 23, 2007

Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[First Section of Tokyo and other Stock Exchanges]

Inquiries:
Toshizo Tanaka
Senior Managing Director & Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Regarding Revised Full-Year Financial Forecast for Subsidiary e-System Corporation
Canon Inc. and its subsidiary Canon Electronics Inc. announced today that, based on recent performance trends, e-System Corporation, a subsidiary of Canon Electronics Inc., has revised its financial forecast for the fiscal year ended December 2006 (January 1, 2006 to December 31, 2006), announced on August 25, 2006 with its first-half financial results, as follows in the attached notice.
Because the date designated as the acquisition date of e-System Corporation by Canon Electronics Inc. was December 31, 2006, the revised financial forecast has no impact on the consolidated statements of income of either Canon Inc. or Canon Electronics Inc for the fiscal year ended December 2006.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

January 23, 2007
Company Name: e-System Corporation
(Code: 4322)
President & Chief Executive Officer: Hirofumi Watanabe
Inquiries: Hiroyuki Onishi, Director
(Tel.: 03-5781-8763)
Notice Regarding Revised Financial Forecast
Based on recent performance trends, e-System Corporation revised its consolidated and non-consolidated financial forecasts for the fiscal year ended December 2006, announced on August 25, 2006, as follows.
1.	Revised consolidated financial forecast

Fiscal year ended December 2006 (January 1, 2006 to December 31, 2006) Consolidated financial forecast
(Units: millions of yen, %)

	Net sales	Ordinary	Net income
		profit
Previous forecast (A)	5,000	200	450
Current forecast (B)	3,185	-1,076	-2,801
Change in amount (B-A)	-1,815	-1,276	-3,251
Change (%)	-36.3%	—	—
Previous year’s results (Fiscal year ended December 31, 2005)	4,318	-451	-2,273

2.	Revised non-consolidated financial forecast

Fiscal year ended December 2006 (January 1, 2006 to December 31, 2006) Non-consolidated financial forecast
(Units: millions of yen, %)

	Net sales	Ordinary	Net income
		profit
Previous forecast (A)	4,000	100	400
Current forecast (B)	2,016	-736	-2,307
Change in amount (B-A)	-1,984	-836	-2,707
Change (%)	-49.6%	—	—
Previous year’s results (Fiscal year ended December 31, 2005)	3,198	-551	-2,491
3.	Reasons for the revision
In the CRM market, e-System Corporation’s main business area, as the impact of the reorganization of the CRM software industry two years ago has decreased and customer confusion has subsided, e-System Corporation consultants in charge of CRM system implementation have been working at full capacity since October. However, the company revised its forecast for the following reasons:
1.	Sales of software licensing remain weak.
2.	Software licensing sales of approximately 600 million yen that had been projected as a result of CRM initiatives targeting large-scale enterprises from the fourth quarter are now projected to be realized in the next term.
3.	As a result of items one and two above, e-System Corporation will book an extraordinary loss of 2,276 million yen, primarily due to the write-down on the rights to license software that the company holds.
Consequently, non-consolidated net sales and loss for the current term are projected to be 2,016 million yen and 2,307 million yen, respectively.
On a consolidated basis, the significant impact of the non-consolidated performance also resulted in a considerable drop in net sales and profit. Accordingly, consolidated net sales and consolidated loss for the current term are projected to be 3,185 million yen and 2,801 million yen, respectively.
The forecasts provided above are based on information that was available as of the date of this announcement. Accordingly, actual results may differ from these forecasts due to various future factors.